Exhibit (e)(2)

The English translation is for convenience only.

The German text is legally binding.

TERMS AND CONDITIONS

FOR THE ISSUE OF OPTIONS ON SHARES

OF AIXTRON AG

2002/2017

TABLE OF CONTENTS

OF THE TERMS AND CONDITIONS

FOR THE ISSUE OF OPTIONS ON SHARES

OF AIXTRON AG 2002/2017

Art. 1	Options, Option premium

Art. 2	Certification and Collective custody

Art. 3	Beneficiaries, Transferability

Art. 4	Subscription period

Art. 5	Option exercise period

Art. 6	Performance benchmark

Art. 7	Exercising options

Art. 8	Adjustment of the option premium

Art. 9	Notices

Art. 10	Place of performance and Place of Jurisdiction Applicable law

Art. 11	Safeguarding provision

Art. 1
Options, Option premium

(1)                                 The option holders are entitled to purchase no-par value bearer shares of AIXTRON AG in accordance with the Terms and Conditions set out below.

(2)                                 Each option entitles the holder to acquire one share of AIXTRON AG with a proportional interest in share capital of EUR 1.00 per no-par value share.  The option premium is defined as the average (arithmetic mean) of the closing prices of the AIXTRON share fixed on the Frankfurt Stock Exchange during the twenty trading days prior to the resolution by the Executive Board on the launch of this stock option program.  The closing Frankfurt prices (XETRA closing price) that are also used for calculating the closing prices of the Neuer Markt Index will be used to calculate the average price of AIXTRON shares.  For the stock option program described in these Terms and Conditions, these are the trading days from ? 2002 to ? 2002.

(3)                                 The options are secured by contingent capital with a value of EUR 3,000,000 as resolved by the General Meeting of the Company on May 15, 2001 and entered in the commercial register on Mai 23, 2001 and reduced to EUR 2.924.328 by entry in the commercial register on 31. January 2002.

(4)                                 Shares issued on the basis of the options first carry dividend rights for the fiscal year in which the exercise notice takes effect.

Art. 2
Certification and Collective custody

For the stock option program described in these Terms and Conditions, • options have been evidenced for their entire life in a global bearer certificate which has been deposited with Clearstream Bank AG, Frankfurt am Main.  Holders of options are not entitled to printing and delivery of physical certificates for the entire life.  The option holders will receive a credit entry to a collective securities account for the options they hold.

Art. 3
Beneficiaries, Transferability

(1)                                 The only persons entitled to exercise options are members of the Executive Board of AIXTRON AG, employees of AIXTRON AG and members of the management and employees of affiliated companies to whom options have been granted.

Thereby, employee is defined as any person who, at the time of the offering, is not under notice or who is in possession of a contract of employment signed by the two contracting parties.

Members of the Executive Board of AIXTRON AG who are also members of the management of affiliated companies will only receive options from the portion designated for members of the Executive Board of AIXTRON AG.  Employees of AIXTRON AG who are also members of the management of affiliated companies will only receive options from the portion designated for employees of AIXTRON AG.  With the exception of inheritance, options are non-transferable.

(2)                                 Options expire, -subject to subparagraph 4 of this paragraph (2)-, if the option holder is no longer employed by a company of the AIXTRON Group.  Options from tranches that were already available for exercise in the past, i.e. although the performance benchmark for the options of the relevant tranches were met, but the options have yet to be exercised, are available to the holder in the tranche following the date that notice was given.  Tranches becoming available for the first time after the employee hands in his or her notice or is dismissed by a company of the AIXTRON Group will expire.

In the event of retirement, occupational incapacity and/or total disability or death or in the event of suspension of employment, only options from that tranche immediately following the occurrence of one of the aforementioned events may be exercised as long as the performance benchmark for the options of this tranche has been met.

If the performance benchmark of a tranche immediately following the occurrence of one of the aforementioned events has been met, options may also be exercised from tranches that were not available for exercise in the past because the performance benchmark had not been met at the time.  Options from tranches that were already available for exercise in the past, i.e. the performance benchmark for the options of the respective tranches had been met, but the options had not been exercised, are again available to the option holder for exercise in the tranche following one of the aforementioned events.  Options from tranches not becoming available immediately after the occurrence of one of the aforementioned events will expire.

In the event of death, the options are transferable to the heirs, who can exercise the options in the same way as the original beneficiary.

(3)                                 If a business unit or a company is spun-off or divested from the AIXTRON Group, active employees in the spun-off or divested business unit or company may exercise their options on the basis of the entitlement at the time of the spin-off or divestiture of the business unit or the company from the AIXTRON Group.  In such cases, the option can only be exercised until the end of the first exercise period following the spin-off or divestiture of the business unit or the company from the AIXTRON Group.  However, this applies only if the performance benchmark for the options of the relevant tranches has been met and options were actually available in the past for exercise.

(4)                                 All vested options, which have not expired or have been exercised according to paragraph 2, may be exercised for a last time after a vesting period of 15 years after the grant of options, independent of whether the performance benchmarks of the options of such tranches have been met or not.

Art. 4
Subscription period

The options can be purchased by entitled persons between •, 2002 and •, 2002.

Art. 5
Option exercise period

The options will be exercised in tranches if a performance benchmark which is described below is met.  Up to 25% of the allotted options (tranche 1) can be exercised following the Ordinary General Meeting to be held in the spring of 2004, but in any event no earlier than 2 years after the allotment of the options; a further 25% (tranche 2) following the Ordinary General Meeting to be held in the spring of 2005; a further 25% (tranche 3) following the Ordinary General Meeting to be held in the spring of 2006; and finally the remaining 25% (tranche 4) following the Ordinary General Meeting to be held in the spring of 2007.

Following the relevant lock-up period, the options may only be exercised within the exercise periods and only then on days on which commercial banks are open in Frankfurt am Main (“exercise days”).  The exercise periods commence on the fourth banking day after an Ordinary General Meeting of the Company or after the publication of the quarterly report for the third quarter, and end on the fourteenth banking day in Frankfurt following the commencement of the exercise period.

If and to the extent that exercise days fall within a period commencing on the date on which AIXTRON AG publishes an offer in the Bundesanzeiger (German Federal Gazette) to its shareholders to subscribe new shares or bonds with warrants or convertible warrants and ending on the date (inclusive) on which the shares of the Company carrying subscription rights are quoted “ex rights” for the first time on the Frankfurt Stock Exchange, the options may not be exercised and the relevant exercise period will be prolonged by a corresponding number of exercise days directly following the end of the lock-up period.

The exercise periods for the relevant tranches are as follows:

Tranche 1 (up to 25% of the allotted options)

1. First exercise period:

•                                          Spring 2004:  On the 15 banking days following the 2004 Ordinary General Meeting, but in any event no earlier than 2 years after the allotment of options.

•                                          Fall 2004:  On the 15 banking days following the presentation of the interim report for the third quarter of fiscal year 2004.

Tranche 2 (a further up to 25% of the allotted options)

2. Second exercise period:

•                                          Spring 2005:  On the 15 banking days following the 2005 Ordinary General Meeting.

•                                          Fall 2005:  On the 15 banking days following the presentation of the interim report for the third quarter of fiscal year 2005.

Tranche 3 (a further up to 25% of the allotted options)

3. Third exercise period:

•                                          Spring 2006:  On the 15 banking days following the 2006 Ordinary General Meeting.

•                                          Fall 2006:  On the 15 banking days following the presentation of the interim report for the third quarter of fiscal year 2006.

Tranche 4 (the remaining 25% of the allotted options)

4. Fourth exercise period:

•                                          Spring 2007:  On the 15 banking days following the 2007 Ordinary General Meeting.

•                                          Fall 2007:  On the 15 banking days following the presentation of the interim report for the third quarter of fiscal year 2007.

The maximum number of options available for exercise may be exercised at each of the exercise days, i.e. up to 25% in the first exercise period and up to 50% in the second exercise period if tranche 1 options have not be exercised.  Up to 75% of the options may be exercised in the third exercise period if tranche 1 and 2 options have not yet been exercised, and finally up to 100% in the fourth exercise period if tranche 1 to 3 options have not be exercised.  Alternatively, the holder may decide not to exercise some or all of the options in the individual exercise periods and then exercise, in full or in part, those options then becoming available for exercise in subsequent exercise period, plus the options not yet exercised from the previous tranches.

5. Fifth exercise period:

•                                          Spring 2017:  On the 15 banking days following the 2017 Ordinary General Meeting.

All vested options, which have not expired or have not been effectively exercised (see § 3) may be exercised in this fifth tranch for a last time, independent of whether the performance benchmarks of the options of such tranches have been met or not.  Options not exercised by the end of the fifth exercise period will expire.

Art. 6
Performance benchmark

Exercise of the options of the stock option programs is linked to the following performance benchmarks.

At least one of the following two conditions must be met:

First condition:

Subscription of the shares is possible only if, at the times at which the tranches are first available for exercise, the adjusted performance of the AIXTRON shares as defined in the prevailing version of the “Guide to EURO.NM Share Indices” exceeds the performance of the Neuer Markt Index (WKN 846 896) by at least 5% for this period.  The performance of the AIXTRON shares and of the Neuer Markt Index is calculated as follows:

An average price is calculated for both the AIXTRON shares and the Neuer Markt Index using an arithmetic mean based on the closing prices of the 20 trading days prior to the resolution by the Executive Board on the launch of a stock option program.  The Frankfurt closing prices (XETRA or floor closing price) that are used to calculate the closing price of the Neuer Markt Index will be used to calculate the respective closing price of AIXTRON shares.  The average price of AIXTRON shares calculated in this way (termed B0 below) and of the Neuer Markt Index (termed NM0 below) form the reference values for performance benchmarking.

The average price of both values for the past twenty trading days ending five trading days before the commencement of the exercise period is calculated in the same way at the times at which the tranches are first available for exercise.

At the start of exercise period 1 of a stock option program, this produces an average price for AIXTRON shares (B1) and an average price for the Neuer Markt Index (NM1).  Exercise of tranche 1 of the options issued under a stock option program is possible if the following condition is met:

At the time at which tranche 2 of a stock option program becomes available for exercise for the first time, the same methodology produces the values B2 and NM2.  Exercise of tranche 2 of the options issued under a stock option program is possible if the following condition is met:

The same methodology is applied to further tranches.

Second condition:

This condition is fulfilled only if the two secondary benchmarks described below are met:

(1)                                 The US GAAP sales revenues of the AIXTRON Group disclosed in the auditor’s report for the fiscal year ending before the launch of a stock option program (base year) have risen by at least 25% per fiscal year by the fiscal year prior to the date on which tranches are available for the exercise of options for the first time.  This means that tranche 1 of the options is available for exercise if sales revenues have risen by at least 56.25% (1.25 x 1.25) over the base year.  The options in tranche 2 of a stock option program are available for exercise if the sales revenues of the fiscal year prior to tranche 2 have risen by at least 95.3125% (1.25 x 1.25 x 1.25) over the base year.  The same methodology is applied to further tranches;

and

(2)                                 The US GAAP return on sales of the AIXTRON Group is at least 12% in the fiscal year prior to the respective tranche.  The return on sales is defined as follows:  The US GAAP net profit for the period of the AIXTRON Group disclosed in the auditor’s report - after elimination of any personnel expenses to be recognized in accordance with the prevailing US GAAP accounting regulations for stock options — divided by the US GAAP sales revenues of the AIXTRON Group disclosed in the auditor’s report.

If neither the first condition nor the second condition are fulfilled at the time at which the tranches first become available for exercise, the beneficiaries of this tranche may not exercise the options; however, the options do not expire.

If the performance benchmark is not met at the time at which the options of tranche 1 first become available for exercise and if it is met for the first time at the time at which the options of tranche 2 first become available for exercise, the beneficiaries may exercise the options of both tranche 1 and tranche 2 at this time.  It may therefore be the case that all options become available simultaneously at the end of the term of the stock option program.  This will happen if the performance benchmark is met for the first time at this time.

If the performance benchmark is met at the time at which the options of tranche 1 are first available for exercise and if it is not met at the time at which the options of tranche 2 are first available for exercise, the beneficiaries may only exercise the options of tranche 1 at this time.  Tranches becoming available for exercise are thus available at all future exercise dates until the option program expires or the tranches are exercised in full.

Art. 7
Exercising options

To exercise an option, the option holder must submit written notice (“option notice”) to Dresdner Bank AG, as the option agent, using a form available from the Company, and pay the option premium as defined in Art. 1 para. 2.  A condition for the effectiveness of the option notice is that the form is certified by the Company, showing the number of options available for exercise, and that the option notice and the option premium have been received by the option agent within the due period (Art. 5) in a freely convertible and available legal currency in the Federal Republic of Germany.  In addition, the corresponding number of options must be made available to the option agent.

Option notices received by the option agent in the course of period in which exercise of the options is prohibited by Art. 5 shall be regarded as received on the next day on which exercise of the options is permitted, subject to Art. 3.  The shares to be issued on exercise of the option will be credited to the safekeeping account of the option holder stated in the option notice as soon as possible after the option notice has become effective.

The provisions of insider trading legislation must be observed if the shares subscribed after options have been exercised are then sold.

Art. 8
Adjustment of the option premium

(1)                                 Where the Issuer increases the share capital by issuing new shares or issues bonds with warrants carrying subscription or conversion rights on shares or performs other corporate actions listed below, and grants subscription rights to the shareholders, the option premium shall be adjusted in accordance with the following provisions.

(2)                                 In the event of a capital increase against contributions or the issuance of bonds carrying subscription or conversion rights, the option premium shall be reduced by that amount corresponding to the average price of the subscription rights granted to the shareholders on all trading days on the Frankfurt Stock Exchange.

The reduced option premium shall apply with effect from the first trading day on the Frankfurt Stock Exchange following expiration of the subscription period for the new shares or bonds carrying conversion or subscription rights.  The option premium shall not be reduced if the option holders are granted a subscription right whose value corresponds to the subscription rights of the shareholders.

(3)                                 In the event of a capital increase from corporate resources, the contingent capital created to secure the options shall be increased in the same proportion as the share capital (section 218 of the AktG - German Public Limited Companies Act).  In the event that the share capital is increased without issuing new shares pursuant to section 207 (2) clause 2 of the AktG, the capital increase from corporate resources shall not affect the legal status of the option holders.  If, in contrast, new shares are issued, the option holders shall be provided with as many additional shares when exercising their option as if they had already exercised their option at the time of the capital increase from corporate resources.

Fractions of shares arising as a result of a capital increase from corporate resources will not be provided when the option is exercised, but will be sold at best for the account of the option holder.  The proceeds will be provided to the option holder when the shares are issued.

(4)                                 In the event of a capital reduction, the option premium or the option ratio shall not be adjusted in those cases where the capital reduction does not change the aggregate number of shares or the capital reduction is linked to a capital repayment or the purchase of own shares.  In the event of a capital reduction by the consolidation of shares without a capital repayment or the purchase of own shares without a change in capital (stock split), the number of shares for which one option may be acquired at the option premium shall be reduced or increased in proportion to the capital reduction or stock split.

(5)                                 In the case of other transactions having the effect of an adjustment comparable to the cases set out above, Dresdner Bank AG may adjust the option premium in accordance with section 317 of the BGB (German Civil Code).

(6)                                 AIXTRON AG is obliged to notify without delay adjustments and the reference date from which the adjustment takes effect in accordance with Art. 9.

Art. 9
Notices

Notices relating to the options must be provided to the option holders in writing.

Art. 10
Applicable law, Place of performance and Jurisdiction

(1)                                 The form and content of the options and the rights and obligations of the parties under these Terms and Conditions are governed in all respects by the laws of the Federal Republic of Germany.

(2)                                 The place of performance is Frankfurt am Main, Germany.

(3)                                 The non-exclusive place of jurisdiction for all disputes concerning matters governed by these Terms and Conditions is Frankfurt am Main, Germany.

Art. 11
Safeguarding provision

In the event that any of the Terms and Conditions governing the options is or becomes fully or partially invalid or unenforceable, this shall not affect the validity or enforceability of the remaining Terms and Conditions.  Any loophole arising due to the invalidity or unenforceability of one of the Terms and Conditions governing the options shall be closed appropriately by re-interpretation of the agreement, taking into consideration the interests of the parties.

Aachen, July 2002	AIXTRON AG